SEC
Mail Processing
Section

FEB 14 2011

Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45163

KH 2/15

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WM Smith & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Lincoln St., Suite 2545
(No. and Street)

Denver	Colorado	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William S Smith — (303) 831-9696
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates, LLP
(Name – *if individual, state last, first, middle name*)

717 17th Street, 16th Floor	Denver	Colorado	80202-3330
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11015585

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William S. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wm Smith & Co, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA J.M. SCHLIEBE NOTARY PUBLIC STATE OF COLORADO

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

Wm Smith & Company
dba Wm Smith Securities

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2010
and Independent Auditor's Report
on Internal Control

INDEX TO FINANCIAL STATEMENTS

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Wm Smith & Company
Denver, Colorado

We have audited the accompanying statement of financial condition of Wm Smith & Company as of December 31, 2010, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wm Smith & Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. These schedules are the responsibility of Company's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
February 7, 2011

717 17th Street, 16th Floor
Denver, Colorado 80202-3323
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Wm SMITH & COMPANY
dba Wm Smith Securities

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

ASSETS:	
Cash and cash equivalents	$ 399,613
Marketable securities owned	2,129,329
Non-marketable securities owned	580,331
Receivable from clearing organization	1,044,994
Receivable from others	451,164
Accounts receivable – affiliate	493,521
Prepaid expenses	85,288
Deposits	10,496
Furniture and fixtures, net of accumulated depreciation of $ 209,578	36,086
TOTAL ASSETS	$ 5,230,822

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accrued liabilities	$ 296,464
Accounts payable – affiliate	359,642
Total liabilities	656,106
COMMITMENT AND CONTINGENCIES (Notes 2, 5 and 6)	
STOCKHOLDERS' EQUITY:	
Common stock, $ .20 par value; 6,000,000 shares authorized, 50,000 shares issued and outstanding	10,000
Additional paid-in capital	86,500
Retained earnings	4,478,216
Total stockholders' equity	4,574,716
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,230,822

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE:	
Commissions	$ 2,816,270
Investment banking revenue	5,041,134
Total commissions and investment banking revenue	7,857,404
Investment losses	(910,272)
Other income	17,915
Net revenue	6,965,047
GENERAL AND ADMINISTRATIVE EXPENSES	5,724,558
NET INCOME	$ 1,240,489

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balances, January 1, 2010	50,000	$ 10,000	$ 86,500	$ 5,441,135	$ 5,537,635
Distributions	–	–	–	(2,203,408)	(2,203,408)
Net income	–	–	–	1,240,489	1,240,489
Balances, December 31, 2010	50,000	$ 10,000	$ 86,500	$ 4,478,216	$ 4,574,716

See accompanying notes to these financial statements.

Wm SMITH & COMPANY
dba Wm Smith Securities

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,240,489
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	15,530
Investment losses	910,272
Deferred income taxes	–
Changes in operating assets and liabilities:	
Securities owned, net	1,015,781
Receivable from clearing organization	(897,686)
Receivable from other	(451,164)
Accounts receivable/payable – affiliate	173,961
Prepaid expenses	(33,891)
Deposits	2,500
Accrued liabilities	(1,243)
Net cash provided by operating activities	1,974,549
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furniture and fixtures	(21,815)
Net cash used in investing activities	(21,815)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholder	(2,203,408)
Net cash used in financing activities	(2,203,408)
DECREASE IN CASH AND CASH EQUIVALENTS	(250,674)
CASH AND CASH EQUIVALENTS, beginning of year	650,287
CASH AND CASH EQUIVALENTS, end of year	$ 399,613
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for interest	$ 606

See accompanying notes to these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

Organization and Nature of Operations – Wm Smith & Company (an S Corporation) dba Wm Smith Securities (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in 1992 and became licensed as a broker/dealer and commenced operations in 1993. As a member of the Financial Industry Regulatory Authority (FINRA), the Company provides brokerage services to customers throughout the United States, and acts as an investment banker, both on a participating and primary basis, on securities public offerings and private placements.

Cash Equivalents – The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities Owned – Marketable securities owned are recorded at estimated fair value. The difference between cost and estimated fair value is recognized in income as investment gains or losses. Securities owned consist of equity securities of publicly traded companies as well as investments in private investment funds.

Non-marketable securities include investment securities for which there is no market on a securities exchange or no independent publicly quoted market. The difference between cost and estimated fair value is recognized in income as investment gains or losses.

Generally, non-marketable securities are stated at estimated fair market value which is determined by an assessment of the individual holdings of the private investment fund or at cost, adjusted for earnings, which management believes approximates fair value. The fair value of private investment funds are based upon the market value of the portfolio of investments held or the value determined by the fund manager for new investment into the fund.

Furniture and Equipment – Depreciation is recognized on the straight-line method over the estimated useful lives of the assets of approximately five years. When assets are retired or otherwise disposed of, the property accounts are relieved of cost and accumulated depreciation and any resulting gain or loss is credited or charged to operations.

Income Tax – Effective January 1, 2006, Wm Smith Securities, Incorporated elected under the Internal Revenue Code to be taxed as an S Corporation and merged with Wm Smith & Company. In lieu of paying corporate income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income on their individual tax returns.

Any taxable income or loss of the Company is reported in the individual tax returns of the Company's shareholders.

NOTES TO FINANCIAL STATEMENTS

On January 1, 2009, the Company adopted the provisions of Accounting Standards Codification (ASC) 740, *Accounting for Uncertainty in Income Taxes*. The Company found no significant uncertain tax positions in 2010. As of December 31, 2009, the Company made no provision for interest or penalties related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various states. There are currently no federal or state income tax examinations underway for these jurisdictions and tax returns for the periods from 2007 to 2009 are still open to examination.

Commission and Investment Banking Revenue – All trades clear through an independent clearing broker. As such, the Company does not receive or deliver securities or funds for any of its customers. Security transactions and the related commission revenue and expense are recorded on the trade date. Investment banking revenue is earned when the related offering is completed, net of related expense. Investment banking revenue includes sales concessions, which are recorded on the settlement date.

Comprehensive Income – Comprehensive income represents all changes in stockholders' equity exclusive of transactions with owners, such as capital investments. There are no elements of comprehensive income other than net income for the year ended December 31, 2010.

Fair Value of Financial Instruments – The Company's financial instruments include cash equivalents, receivable from clearing organization and accrued liabilities. The carrying amounts approximate fair value due to their short maturities. See securities owned policy for method used to estimate fair value.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates. The Company uses estimates in valuing its non-marketable securities owned as well as allocating shared expenses (see Notes 2, 3 and 4).

2. RELATED PARTY TRANSACTIONS:

Under an arrangement between the Company and Wm Smith Special Opportunities Research Company (WSSOR), a company under common control, WSSOR sells research products to customers who agree to place a specified level of security trades with the Company. WSSOR has its own research department. During the year ended December 31, 2010, the Company paid WSSOR $720,000 for research provided to the Company. Additionally, the Company received $74,776 in identifiable commission revenue relating to companies upon which WSSOR provides the research reports.

The Company shares all of its employees with WSSOR. Direct and shared expenses paid by the Company on behalf of the WSSOR are billed back to WSSOR. Shared expenses between WSSOR and the Company are allocated to the Company based on management's best estimate of the proportionate benefit to WSSOR and the Company. The Company allocated to WSSOR shared expenses totaling $685,414 for the year.

As of December 31, 2010, amounts payable to WSSOR totaled $359,642, which are reflected on the statement of financial condition under accounts payable – affiliate.

Notes receivable were created from amounts due from shareholders for various expenses paid on their behalf. As of December 31, 2010, amounts receivable from shareholders totaled $493,521.

3. **SECURITIES OWNED**:

Marketable securities owned consist of trading and investment securities at estimated fair values as follows:

Corporate stocks	$ 2,119,665
Money market funds	9,664
	$ 2,129,329

Non-marketable securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Generally, non-marketable securities are stated at estimated fair value which is determined by an assessment of the individual holdings of the private investment fund or at cost, adjusted for earnings, which management believes approximates fair value. The estimated fair value of private investment funds are based upon the market value of the portfolio of investments held or the value determined by the fund manager for new investment into the fund.

At December 31, 2010, these securities carried at estimated fair values consist of the following:

Limited liability companies	$ 570,331
Corporations	10,000
	$ 580,331

4. <u>**FAIR VALUE MEASUREMENTS**</u>:

The Company records certain of its assets and liabilities on the balance sheet at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 — Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 — Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 — Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the fiscal year ended December 31, 2010, the application of valuation techniques applied to similar assets and liabilities has been consistent. The following is a description of the valuation methodologies used for instruments measured at fair value:

<u>*Marketable Securities Owned*</u> – The fair value of marketable securities owned is the market value based on quoted market prices for securities classified within Level 1 of the valuation hierarchy. Certain of the Company's marketable securities owned are classified within Level 3 due to the lack of observable pricing data.

<u>*Non-Marketable Securities Owned*</u> – The Company's non-marketable securities owned are carried at fair value and are classified within Level 3 of the valuation hierarchy due to the lack of observable pricing data.

NOTES TO FINANCIAL STATEMENTS

Valuation Hierarchy – The following table represents the Company's fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2010:

Description	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable securities owned	$ 2,129,329	$ 1,859,934	$ –	$ 269,395
Non-marketable securities owned	580,331	–	–	580,331
Total	$ 2,709,660	$ 1,859,934	$ –	$ 849,726

The following table represents the reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2010:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Non-Marketable Securities Owned
Beginning balance	$ 837,403
Total investment losses included in earnings	(52,727)
Purchases (net)	65,000
Transfers out of Level 3	–
Ending balance	$ 849,676
The amount of total investment gains (losses) for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ (910,272)

NOTES TO FINANCIAL STATEMENTS

5. **MINIMUM NET CAPITAL REQUIREMENT:**

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance of 6 2/3% of aggregate indebtedness, as defined, or $100,000. At December 31, 2010, the Company had net capital of $2,506,188, which was $2,406,188 in excess of its required net capital of $100,000. The Company's aggregate indebtedness was approximately 26% of net capital at December 31, 2010.

6. **CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK:**

Credit risk represents the accounting loss that would be recognized at the reporting date if other parties failed to perform as contracted. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or other parties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly effected by changes in economic or other conditions described below. The credit risk amounts shown do not take into account the value of any collateral or security.

A geographic concentration exists because the Company's customers are generally located in Massachusetts, New York, and California. During fiscal 2010, one customer accounted for 15% of commissions and investment banking revenue. Financial instruments that subject the Company to credit risk are principally accounts receivable which consist primarily of commissions receivable on trades, amounts due within 90 days from closing on investment banking, and the accounts receivable – affiliate.

The Company maintains several cash accounts with several financial institutions. At times the balances in the accounts may exceed the balance insured by the Federal Deposit Insurance Corporation.

7. **SUBSEQUENT EVENTS:**

Subsequent events have been evaluated through February 7, 2011, the date the financial statements were issued.

Wm SMITH & COMPANY
dba Wm Smith Securities

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL:	
Total stockholders' equity (from statement of financial condition)	$ 4,574,716
Total stockholders' equity qualified for net capital	$ 4,574,716
Deductions:	
Non-allowable assets:	
Securities – certain marketable and non-marketable securities	851,326
Accounts receivable	240,000
Accounts receivable – affiliate	493,521
Furniture and fixtures	36,086
Haircuts on securities	351,811
Prepaid expenses	85,288
Deposits	10,496
	2,068,528
Net capital	$ 2,506,188
COMPUTATION OF AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 656,105
Percentage of aggregate indebtedness to net capital	26%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 43,740
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above amounts)	$ 100,000
Excess net capital	$ 2,406,188

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2010, does not differ materially from the above presentation.

Wm SMITH & COMPANY
dba Wm Smith Securities

SCHEDULE II

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(ii), since, as an introducing broker and dealer, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Wm Smith & Company
Denver, Colorado

In planning and performing our audit of the financial statements of Wm Smith & Company (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be presented, detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses, and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
February 7, 2011

HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Wm Smith & Company
1700 Lincoln St., Suite 2545
Denver, CO 80203

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Wm Smith & Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Wm Smith & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Wm Smith & Company's management is responsible for Wm Smith & Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was originally computed, noting no differences.

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
February 7, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 20
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045163 FINRA Dec
Wm Smith & Co 20*20
1700 Lincoln St, Ste 2545
Denver, Co 80203-4530

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 15,286

B. Less payment made with SIPC-6 filed (exclude interest) (6,035)
July 16, 2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,251

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,251

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wm Smith & Co
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the ____ day of ____________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

	Amounts for the fiscal period beginning ______, 20__ and ending ______, 20__ Eliminate cents
Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,965,651
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	22,612
(7) Net loss from securities in investment accounts.	1,216,990
Total additions	1,239,602
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,689,527
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	306,717
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	94,007
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 474	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	474
Total deductions	2,090,725
2d. SIPC Net Operating Revenues	$ 6,114,528
2e. General Assessment @ .0025	$ 15,286
	(to page 1, line 2.A.)